VP 3-4-02



02005924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 53495

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (inception) AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Silverwood Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Pleasant Street
(No. and Street)

Sherborn	MA	01770-1030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hodson-Walker 508-651-2194
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Newburg & Company, LLP
(Name — *if individual, state last, first, middle name*)

57 River Street Suite 102	Wellesley	MA	02481
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

3/15/02

OATH OR AFFIRMATION

I, Jonathon Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

MANAGING PARTNER

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

NEWBURG & COMPANY, LLP

Certified Public Accountants

HOWARD M. NEWBURG
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION
CERTIFIED VALUATION ANALYST

HOWARD W. ZIMMON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

MICHAEL J. BRETON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

INDEPENDENT AUDITORS' REPORT

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying statement of financial condition of Silverwood Partners, LLC as of December 31, 2001, and the related statements of loss, changes in members' equity, and cash flows for the period from July 1, 2001 (inception) through December 31, 2001 that you are filing in pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverwood Partners, LLC at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital for brokers and dealers pursuant to rule 15c3-1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Newburg & Company LLP
Certified Public Accountants
January 22, 2002

BUSINESS, INDIVIDUAL & ESTATE CONSULTING
57 RIVER STREET, STE 102, WELLESLEY, MA 02481 • PHONE: (781) 239-0900 • FAX: (781) 239-0914

SILVERWOOD PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH		$ 50,181

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$ 12,156	
Payroll taxes withheld and accrued	2,430	
Total liabilities		$ 14,586
MEMBERS' EQUITY		35,595
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 50,181

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC
STATEMENT OF LOSS
FOR THE PERIOD FROM JULY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

REVENUES:		
Service revenue	$ 35,000	
Reimbursed expenses	2,291	
		$ 37,291
OPERATING EXPENSES:		
Payroll and related expenses	23,203	
Group insurance	1,784	
Dues and subscriptions	1,417	
General insurance	1,080	
Licenses	5,247	
Occupancy	4,528	
Office	11,036	
Professional fees	17,895	
Telephone and internet	3,300	
Training and development	894	
Travel and entertainment	3,812	
Total operating expenses		74,196
NET LOSS		$(36,905)

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM JULY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

MEMBERS' EQUITY, beginning	$ 0
NET LOSS	(36,905)
MEMBERS' CAPITAL CONTRIBUTION	72,500
MEMBERS' EQUITY, ending	$ 35,595

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(36,905)	
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in operating liabilities:		
Accounts payable	12,156	
Payroll taxes withheld and accrued	2,430	
Net cash used in operating activities		$(22,319)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		72,500
NET INCREASE IN CASH		50,181
CASH, beginning		0
CASH, ending		$ 50,181

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

TOTAL MEMBERS' EQUITY	$ 35,595
Less:	
Members' equity not allowable for net capital	0
Non – allowable assets	0
Other deductions	0
Add:	
Subordinated liabilities	0
Other additions	0
NET CAPITAL	$ 35,595

NET CAPITAL REQUIREMENT	5,000
NET CAPITAL	35,595
EXCESS NET CAPITAL	$ 30,595

No material differences exist between the computation of net capital as calculated above and the Company's computation as reported on Part IIa of the FOCUS report (unaudited).

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Operations:
The Company was organized July 1, 2001 as a limited liability company under the laws of the Commonwealth of Massachusetts. The Company is a registered broker/dealer and provides investment banking services principally to both publicly and privately held communications technology companies located throughout the United States.

Property and Equipment:
All property and equipment exceeding $1,500 is capitalized and recorded at cost. Major additions and improvements exceeding that threshold are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed in the year incurred.

Revenue Recognition:
The Company generally earns and recognizes revenue only upon the successful private placement of securities or completion of a merger or acquisition. Obligations relating to these transactions are expensed as incurred. Other consulting revenues are generally recognized as the services are provided. The Company had no receivables due from clients at December 31, 2001.

Income Taxes:
As a limited liability company, the Company's taxable income or loss is distributed to the Company's members, who report their proportionate share of that income or loss on their individual income tax return. Accordingly, the Company is not subject to income taxation and no provision for federal and state income taxes is required.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS:

The Company uses a portion of the personal residence of its members as temporary office space. Occupancy expense represents an allocation of the maintenance and utilities of the residence.

NEWBURG & COMPANY, LLP
Certified Public Accountants

HOWARD M. NEWBURG
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION
CERTIFIED VALUATION ANALYST

HOWARD W. ZIMMON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

MICHAEL J. BRETON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

Independent Auditor's Report On Internal Control Required By Sec Rule 17a-5 For A Broker-Dealer Claiming An Exemption From Sec Rule 15c3-3

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Silverwood Partners, LLC (the Company), for the period from July 1, 2001 (inception) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

BUSINESS, INDIVIDUAL & ESTATE CONSULTING
57 RIVER STREET, STE 102, WELLESLEY, MA 02481 • PHONE: (781) 239-0900 • FAX: (781) 239-0914

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Newburg & Company, LLP
January 22, 2002